Exhibit 99.2

77 King St. W., Suite 4010

P.O. Box 159

Toronto, Ontario

Canada M5K 1H1

GRANITE ANNOUNCES 2019 SECOND QUARTER RESULTS

July 31, 2019, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) (“Granite” or the “Trust”) announced today its combined results for the three and six month periods ended June 30, 2019.

HIGHLIGHTS

Highlights for the three month period ended June 30, 2019, including events subsequent to the quarter, are set out below:

•

Granite’s net income attributable to stapled unitholders decreased to $98.7 million in the second quarter of 2019 from $149.2 million in the prior year period primarily due to a decrease in net fair value gains on investment properties;

•	Funds from operations (“FFO”)(1) was $43.1 million ($0.89 per unit) in the second quarter of 2019 compared to $37.6 million ($0.82 per unit) in the second quarter of 2018;

•	Adjusted funds from operations (“AFFO”)(2) was $42.3 million ($0.88 per unit) in the second quarter of 2019 compared to $29.4 million ($0.64 per unit) in the second quarter of 2018;

•	AFFO payout ratio(3) was 83% for the second quarter of 2019, a decrease from 99% in the second quarter of 2018;

•

Granite’s net operating income (“NOI”)(4) was $59.1 million in the second quarter of 2019 compared to $54.7 million in the prior year period. Same property NOI — cash basis(5) increased by 0.6% for the three month period ended June 30, 2019, excluding the impact of foreign exchange (2.8% year-to-date June 30, 2019);

•

On April 9, 2019, Granite acquired the leasehold interest in two fully leased properties located in Mississauga, Ontario for total consideration of $153.6 million at an in-going yield of 4.5% and a weighted average lease term of 8.7 years;

•

On May 23, 2019, Granite acquired a 36' clear height distribution centre in Columbus, Ohio for total consideration of $71.6 million (US$53.2 million) at an in-going yield of 5.7%. This 100% leased state of the art facility was completed in 2018 and can be expanded by approximately 0.2 million square feet, providing attractive site flexibility and growth potential;

•

On July 1, 2019, Granite, in partnership with NorthPoint Development, acquired a 191-acre greenfield site in Houston, Texas for $33.4 million (US$25.4 million) for the future development of up to a 2.5 million square foot business park capable of accommodating buildings ranging from 0.3 million to 1.2 million square feet. Speculative construction of the initial phase, consisting of two buildings totaling 0.6 million square feet, is anticipated to begin in the third quarter of 2019. The project is expected to generate a development yield spread of greater than 200 basis points;

•

On July 8, 2019, Granite acquired a 0.3 million square foot fully leased distribution centre in Born, Netherlands for $25.7 million (€17.5 million) at an in-going yield of 6.1% and with a weighted average lease term of 7.6 years;

•

On July 17, 2019, Granite agreed to acquire a 0.3 million square foot, 32' clear height distribution centre in Horn Lake, Mississippi, for total consideration of $24.0 million (US$18.5 million) at an in-going yield of 5.7%, which is 100% leased with a remaining weighted average lease term of 4.8 years. The acquisition is subject to customary closing conditions and is expected to close in the third quarter of 2019; and

•

On April 30, 2019, Granite completed an offering of 3,749,000 stapled units at a price of $61.50 per unit for net proceeds of $220.4 million, including 489,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters.

GRANITE’S FINANCIAL, OPERATING AND PROPERTY HIGHLIGHTS

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except as noted)	2019	2018	2019	2018
Net operating income (“NOI”)(4)	$59.1	$54.7	$114.3	$108.5
Net income attributable to stapled unitholders	$98.7	$149.2	$176.9	$221.5
Funds from operations (“FFO”)(1)	$43.1	$37.6	$83.8	$88.7
Adjusted funds from operations (“AFFO”)(2)	$42.3	$29.4	$81.5	$60.5
Diluted FFO per stapled unit(1)	$0.89	$0.82	$1.78	$1.93
Diluted AFFO per stapled unit(2)	$0.88	$0.64	$1.73	$1.32
Monthly distributions paid per stapled unit	$0.70	$0.68	$1.40	$1.36
Special distribution paid per stapled unit	—	—	$0.30	—
AFFO payout ratio(3)	83%	99%	83%	104%

As at June 30 and December 31,			2019	2018
Fair value of investment properties			$3,799.1	$3,425.0
Assets held for sale			$50.5	$44.2
Cash and cash equivalents			$496.9	$658.2
Total debt			$1,285.6	$1,303.2
Net leverage ratio(6)			21%	19%
Number of income-producing properties			79	80
Gross leasable area (“GLA”), square feet			34.5	32.2
Occupancy, by GLA			98.9%	99.1%
Magna as a percentage of annualized revenue			48%	54%
Magna as a percentage of GLA			41%	47%
Weighted average lease term in years, by GLA			6.0	6.0
Overall capitalization rate(7)			6.3%	6.7%

A more detailed discussion of Granite’s combined financial results for the three and six month periods ended June 30, 2019 and 2018 is contained in Granite’s Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) and the unaudited condensed combined financial statements for those periods and the notes thereto, which are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), which can be accessed at www.sec.gov.

CONFERENCE CALL

Granite will hold a conference call on Thursday, August 1, 2019 at 2:00 p.m. (ET). The toll free number to use for this call is 1 (877) 846 8549. For international callers, please use 1 (416) 981 9011. Please dial in at least 10 minutes prior to the commencement of the call. The conference call will be chaired by Kevan Gorrie, President and Chief Executive Officer. To hear a replay of the scheduled call, please dial 1 (800) 558 5253 (North America) or 1 (416) 626 4100 (international) and enter reservation number 21926960. The replay will be available until Tuesday, August 13, 2019.

OTHER INFORMATION

Additional property statistics as at June 30, 2019 have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR, which can be accessed at www.sedar.com and on EDGAR, which can be accessed at www.sec.gov.

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of industrial, warehouse and logistics properties in North America and Europe. Granite owns 85 investment properties (excluding six properties held for sale) representing approximately 35 million square feet of leasable area.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at (647) 925 7560.

NON-IFRS MEASURES

Readers are cautioned that certain terms used in this press release such as FFO, AFFO, AFFO payout ratio, same property NOI — cash basis, net leverage ratio and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards (“IFRS”) and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, acquisition transaction costs, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2019 and as subsequently amended (“White Paper”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see below). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

(2)

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant incentives paid and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust’s determination of AFFO follows the definition prescribed by REALPAC’s White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see below). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

		Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except per unit amounts)		2019	2018	2019	2018
Net income attributable to stapled unitholders		$98.7	$149.2	$176.9	$221.5
Add (deduct):
Fair value gains on investment properties, net		(69.6)	(127.9)	(119.7)	(160.2)
Fair value losses (gains) on financial instruments		1.7	(1.4)	1.8	0.5
Acquisition transaction costs		—	1.6	—	1.7
Loss on sale of investment properties		0.6	0.1	1.4	1.2
Other income — settlement award		—	(2.3)	—	(2.3)
Current income tax expense associated with the sale of an investment property		—	0.2	—	0.2
Deferred income tax expense		11.8	18.1	22.7	26.1
Fair value remeasurement expense relating to the Executive Deferred Stapled Unit Plan(8)		—	—	0.7	—
Non-controlling interests relating to the above		(0.1)	—	—	—
FFO(1)	[A]	$43.1	$37.6	$83.8	$88.7
Add (deduct):
Maintenance or improvement capital expenditures paid		(0.6)	(6.2)	(1.8)	(15.0)
Leasing commissions paid		—	(2.3)	(0.2)	(4.0)
Tenant incentives paid		—	(0.2)	(0.2)	(9.2)
Tenant incentive amortization		1.3	1.3	2.6	2.7
Straight-line rent amortization		(1.5)	(0.8)	(2.7)	(2.7)
AFFO(2)	[B]	$42.3	$29.4	$81.5	$60.5
Basic and Diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$0.89	$0.82	$1.78	$1.93
Basic and Diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$0.88	$0.64	$1.73	$1.32
Basic weighted average number of stapled units	[C]	48.2	45.8	47.0	46.0
Diluted weighted average number of stapled units	[D]	48.3	45.8	47.0	46.1

(3)

AFFO payout ratio is calculated as monthly distributions, which exclude the special distribution, declared to unitholders divided by AFFO in a period. AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The AFFO payout ratio is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders. AFFO payout ratio for the three months ended June 30, 2019 and 2018 exclude the lease termination and close-out fees of $0.6 million and the $1.9 million realized foreign exchange loss relating to the remeasurement of US dollar cash proceeds from the sale of investment properties in January 2018, respectively. AFFO payout ratio for the six months ended June 30, 2019 excludes the lease termination and close-out fees of $0.9 million. AFFO payout ratio for the six months ended June 30, 2018 excludes the lease termination and close-out fees of $1.0 million, the net $8.5 million realized foreign exchange gain relating to the remeasurement of US dollar cash proceeds from the sale of properties and the $9.1 million tenant incentive payment made in 2018 in connection with the 2014 lease extension at the Eurostar facility.

(4)	NOI is calculated in accordance with IFRS and is included in the unaudited condensed combined financial statements as at and for the three and six month periods ended June 30, 2019.

(5)

Same property NOI — cash basis refers to the NOI — cash basis (NOI excluding lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization) for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. Granite believes that same property NOI — cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

(6)

The net leverage ratio is calculated as the net debt (carrying value of total debt less cash and cash equivalents) divided by the fair value of investment properties. The net leverage ratio is a supplemental measure used in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet.

(7)	Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

(8)

The Executive Deferred Stapled Unit Plan provides equity-based compensation in the form of stapled units to executives and other employees. It is anticipated that the fair value remeasurement relating to the Executive Deferred Stapled Unit Plan will fluctuate and have a greater impact on FFO and AFFO going forward and has, therefore, been adjusted in FFO and AFFO in accordance with the REALPAC White Paper. The comparative amount was not adjusted as it was not significant in the prior year periods and the year 2018.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that: the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; the ability of Granite to accelerate growth and to grow its net asset value and FFO and AFFO per unit; the ability of Granite to find satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s intended use of the net proceeds from the equity offering to fund potential acquisitions and for the other purposes; the potential for expansion and rental growth at the properties in Mississauga, Ontario and Columbus, Ohio; the expected enhancement to the yield of such properties from such potential expansion and rental growth; the expected construction on and development yield of the acquired greenfield site in Houston, Texas; the proposed acquisition of the distribution centre in Horn Lake, Mississippi and the expected timing of the closing of such acquisition; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; and the expected amount of any distributions, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite Real Estate Investment Trust’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s Annual Information Form for 2018 dated March 6, 2019, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2018 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.